February 25, 2019

Stephen W. Webster
Chief Financial Officer
Spark Therapeutics, Inc.
3737 Market Street
Suite 1300
Philadelphia, PA 19104

       Re: Spark Therapeutics, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 27, 2018
           Form 10-Q for the Quarterly Period Ended September 30, 2018 Filed November 6, 2018
           File No. 001-36819

Dear Mr. Webster:

        We have reviewed your February 19, 2019 response to our comment letter and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
February 13, 2019 letter.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Notes to the Consolidated Financial Statements
(14) Collaboration and license agreements
(b) Novartis, page 14

1. We have reviewed your response to comment one. Please address the following so we may further evaluate your response:
        Explain how you considered the contract duration guidance in ASC 606-10-25-3 which states that the guidance in this Topic should be applied to the duration of the contract (that is, the contractual period) in which the parties to the contract have
 Stephen W. Webster
Spark Therapeutics, Inc.
February 25, 2019
Page 2
             present enforceable rights and obligations. In this regard, it would appear that the enforceable rights and obligations under these contracts began at their effective date in
             January 2018. Accordingly it is unclear to us why an overtime measurement of your performance obligation would not be recognized over the entire contractual period.
             Please clarify if the technical development activity under Section 4 of Exhibit 10.37 of the agreement in the Form 10-K is a performance obligation and why or why not.

       You may contact Ibolya Ignat at 202-551-3636 or Mary Mast at 202-551-3613 with any questions.



FirstName LastNameStephen W. Webster                           Sincerely,
Comapany NameSpark Therapeutics, Inc.
                                                               Division of
Corporation Finance
February 25, 2019 Page 2                                       Office of
Healthcare & Insurance
FirstName LastName